AMENDED AND RESTATED OPERATING AGREEMENT OF

SOUVENEAR, LLC

THE UNITS IN THIS COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT AND THE APPLICABLE STATE SECURITIES LAWS, OR THE COMPANY WILL HAVE RECEIVED AN OPINION OF COUNSEL (WHICH COUNSEL AND OPINION WILL BE SATISFACTORY TO THE COMPANY'S COUNSEL) THAT REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

THE UNITS IN THIS COMPANY ARE SUBJECT TO THE RESTRICTIONS AND PROVISIONS OF THIS AMENDED AND RESTATED OPERATING AGREEMENT AND MAY ONLY BE DISPOSED OF OR ENCUMBERED IN COMPLIANCE HEREWITH.

AMENDED AND RESTATED
OPERATING AGREEMENT
OF

SOUVENEAR, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("**Agreement**") is dated as of April 5, 2016 (the "**Effective Date**"), and is between SouveNEAR, LLC, a Missouri limited liability company (the "**Company**"); the persons executing this Agreement as "Managers" (as set forth in **Section 6.1(b)**, each a "**Managers**"); and the persons executing this Agreement as "Members" (as set forth on *Schedule 2.1(a)* attached hereto) (the "**Members**").

WHEREAS, on February 13, 2014, the Company was formed by the filing of the Articles (defined below) with the Missouri Secretary of State under the Missouri Limited Liability Company Act;

WHEREAS, the Company has been operated pursuant to that certain Operating Agreement dated as of February 13, 2014 (the "**Original Operating Agreement**"); and

WHEREAS, on the Effective Date, Elizabeth Wolf was issued fifteen thousand (15,000) Class A Units (as defined below) in exchange for her making certain Capital Contributions (as defined below) and agreeing to make certain Capital Contributions totaling thirty-eight thousand five hundred dollars ($38,500).

WHEREAS, pursuant to a Revaluation (as defined below), immediately prior to the admittance of Elizabeth Wolf as a Member of the Company, the book basis of the Company's Property (as defined below) was adjusted to Fair Value (as defined below) and the Capital Accounts (as defined below) of Class A Members (as defined below) were increased to two hundred eighteen thousand one hundred sixty-seven dollars ($218,167) reflecting that the fair market value of the Company's Property (including, for this purpose, the value of all intangible assets of the Company such as goodwill and going concern value) net of all liabilities as of such date was equal to two hundred eighteen thousand one hundred sixty-seven dollars ($218,167).

WHEREAS, the Members and Manager desire to amend and modify the Original Operating Agreement, to be restated in its entirety, through the execution of this Agreement.

NOW, THEREFORE, the Members and the Managers hereby adopt this Agreement as the "operating agreement" of the Company under the Act (as defined below) to set forth the rules, regulations and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members and the Managers, and in consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
BUSINESS PURPOSES AND OFFICES

1.1   **Business Purpose**. The business purpose of the Company will be to conduct or promote any lawful businesses or purposes all in accordance with this Agreement. The Company will be an association among the Members only for such specifically authorized business purpose and will not be deemed to create any association among the Members with respect to any other activities whatsoever other than the activities within such business purpose described herein.

1.2   **Principal Office**. The principal business office of the Company will be located at 4161 Holly Street, Kansas City, Missouri, 64111 or at such other place(s) as the Managers may determine from time to time.

1.3   **Registered Office and Resident Agent**. The location of the registered office and the name of the resident agent of the Company in the State of Missouri will be as stated in the Articles, or as will be determined from time to time by the Managers and appropriately filed with the Missouri Secretary of State as required by the Act.

1.4   **Foreign Qualification**. The Company will register and qualify as a foreign limited liability company under the laws of such jurisdictions as may be determined by the Managers. The location of the registered office and the name of the resident agent of the Company in each foreign jurisdiction will be determined from time to time by the Managers and appropriately filed with the appropriate offices in such jurisdiction.

ARTICLE 2
DEFINITIONS

2.1   **Terms Defined Herein**. Certain terms used in this Agreement are defined in the Tax Exhibit (defined below) or elsewhere in this Agreement. As used herein, the following terms will have the following meanings, unless the context otherwise specifies:

"**Accountant**" means the regular independent public accountant for the Company.

"**Act**" means the Missouri Limited Liability Company Act, as amended or replaced from time to time.

"**Agreement**" means this Amended and Restated Operating Agreement of the Company, as amended from time to time.

"**Allocations**" means any allocations among the Members and Assignees of Income, Loss, Credits or items thereof (as such terms are defined in the Tax Exhibit).

"**Articles**" means the Articles of Organization of the Company filed with the Missouri Secretary of State, as amended from time to time.

"**Assignee**" means a Person to whom all or part of a Member's Interest or Economic Rights has been Transferred, but who has not been admitted as a Substitute Member with respect to such Transferred Interest or Economic Rights.

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"**Available Cash**" means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company at any given time derived from any source (other than Capital Contributions and Liquidation Proceeds) which the Managers determine is available for distribution to the Members in accordance with the Act after all current debt service obligations of the Company are satisfied, after any Required Distributions and after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"**Award Agreement**" means a written agreement between the Company and a Member relating to a grant of Units pursuant to **Section 3.9**, subject to the limitations and restrictions set forth in this Agreement, including, without limitation, **Section 3.9**, and such Award Agreement.

"**Bankruptcy**" means, with respect to any Person, the entry of an order for relief against such Person under the United States Bankruptcy Code, the insolvency of such Person under any state insolvency act or any other event of "bankruptcy" with respect to such Person as described in the Act.

"**Business**" means the business to be conducted by the Company in accordance with this Agreement.

"**Capital Account**" means the separate bookkeeping account established and maintained for each Member by the Company in accordance with **Section 3.3**.

"**Capital Contribution**," with respect to a Member, means the total amount of cash and the net Fair Value of property contributed by such Member (or his predecessor in interest) to the capital of the Company.

"**Class A Members**" means those Persons executing this Agreement as Class A Members of the Company, or otherwise becoming bound by this Agreement as Class A Members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a Class A Member of the Company. The Class A Members are set forth on *Schedule 2.1(a)* attached hereto which shall be updated from time to time by the Managers to reflect the then current Class A Members of the Company.

"**Class A Units**" means the voting Class A Units of the Company, which have voting rights on the actions and decisions by the Company. The number of Class A Units owned by each Class A Member is set forth on *Schedule 2.1(a)* hereto, which shall be updated from time to time by the Managers to reflect the number of Class A Units then owned by each Class A Member.

"**Class B Members**" means those Persons executing this Agreement as Class B Members of the Company, or otherwise becoming bound by this Agreement as Class B Members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a Class B Member of the Company. The Class B Members, if any, are set forth on *Schedule 2.1(a)* attached hereto, which shall be updated from time to time by the Managers to reflect the then current Class B Members of the Company.

"**Class B Units**" means the nonvoting Class B Units of the Company, which have no voting rights on any action or decision by the Company. The number of Class B Units owned by each Class B Member is set forth on *Schedule 2.1(a)* hereto, which shall be updated from time to time by the Managers to reflect the number of Class B Units then owned by each Class B Member.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of future laws.

"**Company**" means SouveNEAR, LLC, a Missouri limited liability company.

"**Distributions**" means any distributions by the Company to the Members and Assignees of Available Cash, Required Distributions or Liquidation Proceeds.

"**Economic Rights**" has the meaning set forth in **Section 9.2**.

"**Fair Value**" of an asset or property means its fair market value.

"**Interest**" refers to all of a Member's rights and interests in, and obligations to, the Company in its capacity as a Member, all as provided in the Articles, this Agreement and the Act. Interests are represented by Units of the Company. "Interest" does not include a Member's rights as a lender to or creditor of the Company, as an independent contractor of the Company, or in any other similar capacity. For purposes of the Uniform Transfer on Death Security Registration Act or any similar applicable legislation and for purposes of granting and perfecting a security interest, an Interest in the Company will be and is a "security" as defined in and governed by Article 8 of the Uniform Commercial Code.

"**Involuntary Transfer**" means, with respect to an Interest and despite the Transfer restrictions set forth in this Agreement, that the Interest (or a portion thereof) has been Transferred (i) by operation of law (such as, without limitation, Transferred to a Member's trustee in Bankruptcy or Transferred to a guardian or conservator of an incompetent person or Transferred by court order, but not including Transfer upon death), (ii) pursuant to a dissolution of marriage or legal separation, or (iii) under levy of attachment or charging order or upon foreclosure of a pledge or security interest.

"**Liquidation Proceeds**" means all Property at the time of final liquidation of the Company and all proceeds thereof.

"**Majority in Interest**" means any Member or group of Members holding an aggregate of more than 50% of the total issued and outstanding Class A Units of the Company. Whenever this Agreement provides that a Majority in Interest is to be determined by excluding a Member(s) or is to be determined out of only certain Members, then a Majority in Interest means any non-excluded Member or group of Members holding an aggregate of more than 50% of the issued and outstanding Class A Units held by all of the non-excluded Members.

"**Manager**" means the Person(s) serving as the Manager(s) of the Company from time to time, as determined under **Section 6.1** below. The initial Managers are Tiffany King and Suzanne Southard.

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"**Maximum Combined Marginal Rate**" means the percentage determined by adding the maximum marginal federal income tax rate and the maximum marginal state income tax rate in the State of Missouri for individuals filing joint returns.

"**Members**" means those Persons executing this Agreement as members of the Company, or otherwise becoming bound by this Agreement as members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a member of the Company. The Members are set forth on *Schedule 2.1(a)* attached hereto. *Schedule 2.1(a)* will be updated from time to time by the Managers to reflect the then current Members of the Company.

"**Percentage Interest**," with respect to each Member, at any given time, a fraction (expressed as a percentage carried to the second decimal place) the numerator of which is the number of Units (Class A Units and Class B Units and including both vested and unvested Units) owned by such Member at such time, and the denominator of which is the total number of Units (Class A Units and Class B Units and including both vested and unvested Units) owned by all Members at such time. The Percentage Interests of the Members are set forth on *Schedule 2.1(a)* attached hereto. The Percentage Interests of the Members and Assignees will be subject to adjustment from time to time as provided by this Agreement. *Schedule 2.1(a)* attached hereto will be updated from time to time by the Members to reflect the then current Percentage Interest of each Member.

"**Person**" means any natural person, partnership, limited liability company, corporation, association, cooperative, trust, estate, custodian, nominee or other individual or entity in its own or representative capacity.

"**Prime Rate**" means the annual rate of interest reported from time to time in *The Wall Street Journal* under the column "Money Rates" (or any successor column) as being the "Prime Rate."

"**Property**" means all properties and assets that the Company may own or otherwise have an interest in (to the extent of such interest) from time to time.

"**Required Distribution**" means, with respect to each taxable year of the Company, an amount equal to the net income of the Company for Federal income tax purposes multiplied by the Maximum Combined Marginal Rate.

"**Reserves**" means amounts set aside from time to time by the Managers in accordance with **Section 4.8.**

"**Revised Partnership Audit Procedures**" means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by P.L. 114 74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof).

"**Substitute Member**" has the meaning set forth in **Section 9.3** below.

"**Supermajority in Interest**" means any Member or group of Members holding an aggregate of 65% or more of the total issued and outstanding Class A Units of the Company. Whenever this Agreement provides that a Supermajority in Interest is to be determined by excluding a Member(s) or is to be determined out of only certain Members, then a Supermajority in Interest means any non-excluded Member or group of Members holding an aggregate of 65% or more of the total issued and outstanding Class A Units of the Company held by all of the non-excluded Members.

"**Tax Exhibit**" means the additional definitions and provisions that are contained in *Schedule 2.1(b)*.

"**Tax Matters Member**" has the meaning set forth in **Section 8.4(b)**.

"**Transfer**" or "**Transferred**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended from time to time, or corresponding provisions of future regulations.

"**Units**" means the shares into which the Interests of the Members are divided and are represented by two classes, Class A Units and Class B Units. Units shall include any additional units of Interest hereafter issued by the Company.

"**Withdraw**" or "**Withdrawal**" means any action taken by a Member which is intended by such Member to be in the nature of a resignation, retirement, withdrawal, quitting or otherwise voluntarily ceasing to be a Member of the Company.

2.2   **Other Definitional Provisions**.

(a)   As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, will have the respective meanings given to them under generally accepted accounting principles.

(b)   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(c)   Words of the masculine gender will be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number will be deemed to include the plural number, and vice versa, where applicable.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND LOANS

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3.1 **Membership Units**. Ownership rights in the Company are reflected in Class A Units and Class B Units as set forth on *Schedule 2.1(a)* and include a Member's financial rights and governance rights, if any. Except as set forth herein, Units cannot be split or divided into separate financial rights and governance rights. A Person who properly owns a Unit is a Member. The Company may issue certificates evidencing ownership of the Units in the Company.

3.2 **Initial Capital Contributions**. The Members have made Capital Contributions to the Company as set forth in the Company's books and records.

3.3 **Additional Capital Contributions**. No Member will be required to make any additional Capital Contributions to the Company. Additional Capital Contributions may be received by the Company only in accordance with **Section 9.5** below.

3.4 **Capital Accounts**. A separate Capital Account will be maintained for each Member in accordance with the Tax Exhibit.

3.5 **Capital Withdrawal Rights, Interest and Priority**. Except as otherwise expressly provided in this Agreement, (i) no Member will be entitled to withdraw, receive any return of or reduce such Member's Capital Contribution or Capital Account or to receive any distributions from the Company, (ii) no Member will be entitled to demand or receive Property other than cash in return for its Capital Contribution or as part of any Distribution, (iii) no Member will be entitled to receive or be credited with any interest on any Capital Contribution or the balance in such Member's Capital Account at any time, and (iv) no Member will have any priority over any other Member as to the return of the Capital Contribution of such Member or the balance in such Member's Capital Account.

3.6 **Loans From Members**.

(a) Any Member or affiliate of a Member may make (but will not be obligated to make) a loan to the Company in such amounts, at such times and on such terms as may be approved in good faith by the Managers. Loans by any Member or an affiliate of a Member to the Company will not be considered as contributions to the capital of the Company. The Company will repay all loans made by the Members and their affiliates to the Company before the distribution of any Available Cash to the Members under **Section 4.1(b)**. If there are two or more loans from the Members or their affiliates to the Company at any time, such loans will be treated on a pari passu basis and all loan payments made by the Company on such loans will be made proportionately.

(b) No Member will be obligated to guarantee or cause any other Person to guarantee personally or provide any personal collateral to secure the obligations of the Company. If a Member or affiliate of a Member personally guarantees or provides any personal collateral to secure the obligations of the Company, the Company may pay such Member or affiliate a reasonable fee for such personal risk as may be approved in good faith by the Managers.

(c) A Member or an affiliate of a Member who makes a loan to the Company will have no fiduciary or other duty to not declare a default or event of default or to not initiate any collection, enforcement or foreclosure actions or proceedings by it as a lender upon the occurrence of a default by the Company (even if such default by the Company could have been avoided or cured by an additional Capital Contribution or loan by such Member or an affiliate of the Member).

3.7   **No Personal Liability**.   Except as otherwise expressly provided in this Agreement, no Member will be personally liable for the return of any Capital Contributions of, or loans made by, the Members or any portion thereof and the return of Capital Contributions and repayment of loans will be made solely from the Company's assets.   Except as otherwise expressly provided in this Agreement, the Members will not be personally liable for the payment or performance of the debts and other obligations of the Company, except as and to the extent the Member expressly agrees to be personally bound.

3.8   **No Liability for Restoration of Negative Capital Account**.   Notwithstanding anything in this Agreement to the contrary, no Member will have an obligation to contribute additional capital to the Company to restore a negative Capital Account balance to zero (unless and to the extent such negative Capital Account balance results from an inaccurate distribution made to or received by a Member that results in another Member having a final positive Capital Account balance).

3.9   **Additional Provisions relating to Class B Units**.

(a)   Units Available. To help the Company retain certain Persons as Members, officers, employees or independent contractors of the Company and to reward such Persons for making major contributions to the success of the Company, the Company has issued and/or reserved for issuance under this **Section 3.9** a total of eleven thousand one hundred eleven (11,111) **Class B Units**; provided, however, the Managers may approve the issuance of additional Class B Units. If any of the Class B Units granted under this **Section 3.9** are forfeited, the Class B Units subject to such forfeiture shall be again available for a grant of Class B Units under this **Section 3.9**.

(b)   General Terms and Conditions. The Managers shall have the right and discretion to approve new Members, to grant Class B Units if the Managers determine that such grant is in the best interests of the Company, and to authorize and approve Award Agreements with such Members containing such terms as the Managers may approve, including, without limitation, vesting provisions.

(c)   The Class B Units in the Company which may be granted to Members pursuant to this **Section 3.9** are intended to be, and shall be, a "profits interest" within the meaning of Section 2.02 of Rev. Proc. 93-27 (as subsequently clarified by Rev. Proc. 2001-43), and any provision in this Agreement to the contrary is hereby revised to the extent necessary to cause such Class B Unit to be a profits interest on the date of its issuance by the Company. To the extent that any Class B Unit which is a "profits interest" within the meaning of Section 2.02 of Rev. Proc. 93-27 as subsequently clarified by Rev. Proc. 2001-43 is "substantially nonvested" as such term is used in Rev. Proc. 2001-43, such Class B Unit will be accounted for in accordance with Section 4 of Rev. Proc. 2001-43.

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(d)   Subject to the restrictions set forth in this **Section 3.9** and elsewhere in this Agreement, a Member shall have, with respect to the Class B Units received pursuant this **Section 3.9**, all of the rights of Members of the Company holding Units, including the right to receive any Distributions from the Company with respect thereto.

(e)   Forfeiture Restrictions. Except as provided in any other applicable agreements between a given Member and the Company (including the applicable Award Agreement), in the event that the Company terminates a Member's position with the Company for cause, the Company expels a Member or a Member terminates its arrangement with the Company without cause or Withdraws, all such Member's Class B Units (whether vested or unvested) shall be automatically forfeited to the Company by such Member.

(f)   Nontransferability. Notwithstanding anything to the contrary in this Agreement, a Member may not sell, assign, transfer, pledge, encumber, or otherwise dispose of Class B Units, unless the Managers have, in their discretion, approved such transaction. Each Member shall be entitled to custody of the certificate, if any, evidencing the Class B Units received by such Member pursuant to this **Section 3.9**; provided, however, that such Member has satisfied all tax withholding requirements reasonably imposed by the Managers pursuant to **Section 4.7**; and, provided further, that the transfer of such Class B Units shall be subject to all applicable transfer restrictions set forth in this Agreement and any other applicable agreements between such Member and the Company, including the applicable Award Agreement.

(g)   Section 83(b) Election. To the extent that any Class B Units awarded pursuant to this **Section 3.9** are "substantially nonvested" as such term is used in Rev. Proc. 2001-43, such Class B Units will be accounted for in accordance with Section 4 of Rev. Proc. 2001-43. Due to such accounting, no Member will be required to make a Section 83(b) Election in order to be treated as having vested with respect to all such Class B Units awarded to such Member solely for federal and state income tax purposes. Also due to such accounting, the Company will allocate partnership items (i.e., income, gain, loss, deduction, and credits) to the Members under the terms of this Agreement as if such Class B Units were vested. Notwithstanding such accounting, however, a Member may, at its option, make a Section 83(b) Election.

(h)   Tax Withholding. The Managers may make such provisions as they may deem appropriate for the withholding of any taxes that is required as a result of the granting of any Class B Unit pursuant to this **Section 3.9**.

ARTICLE 4
ALLOCATIONS AND DISTRIBUTIONS

4.1   **Non-Liquidation Cash Distributions.**

(a)   Subject to any applicable loan restrictions and the availability of cash, the Company will make quarterly distributions to the Members in accordance with their respective allocation of Income pursuant to **Section 4.4** in an aggregate amount with

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respect to each taxable year of Company equal to the Required Distribution. Such quarterly installments will be estimated for the first three quarters of the year and will be made within 20 days after the end of each such quarter, and the final quarterly installment will be made within 60 days after the end of the year. If the Distributions made by the Company under this **subsection (a)** for any taxable year exceed the Required Distribution for such year, the next scheduled distribution(s) to the Members under this **subsection (a)** will be reduced by the amount of such excess until such excess has been fully recovered by the Company. No payments made under this **Section 4.1(a)** shall be treated as advances of amounts otherwise distributable under **Section 4.1(b)** or **Section 4.2**.

(b)   The amount, if any, of Available Cash will be determined by the Managers from time to time and will be distributed to the Members pro rata in accordance with their respective Percentage Interests.

4.2   **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

(a)   To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation; then

(b)   To the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company, provided that any such reserves will be held for such period as such Person deems advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, will be distributed as hereinafter provided; then

(c)   The remainder to the Members in accordance with and to the extent of their respective positive Capital Account balances after taking into account the allocation of all Income or Loss in accordance with this Agreement for the taxable year(s) in which the Company is liquidated.

4.3   **Profits, Losses and Distributive Shares of Tax Items**. The Company's net income or net loss, as the case may be, for each taxable year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company in accordance with **Article 8** hereof, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this **Article 4**, except as otherwise provided for herein or unless all Members agree otherwise.

4.4   **Allocation of Income, Loss and Credits**.

(a)   Income or Loss (other than Income or Loss from liquidation transactions) and Credits (as those capitalized terms are defined in the Tax Exhibit) for each taxable year will be allocated among the Members in accordance with their respective Percentage Interests. To the extent there is a change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits will be allocated among the pre-

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adjustment and post-adjustment periods based upon an interim closing of the books as of the date of such change, as provided in the Tax Exhibit.

(b)   Income from liquidation transactions will be allocated among the Members in the following order of priority:

(1)   To those Members, if any, with negative Capital Account balances (determined before taking into account any distributions in accordance with **Section 4.2**) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

(2)   The remainder to the Members in accordance with their respective Percentage Interests.

(c)   Loss from liquidation transactions will be allocated among the Members in the following order of priority:

(1)   To those Members, if any, with positive Capital Account balances (determined before taking into account any distributions in accordance with **Section 4.2**) in the ratio that such positive balances bear to each other until all such Members' Capital Account balances equal zero; then

(2)   The remainder to the Members in accordance with their respective Percentage Interests.

4.5   **Special Tax Rules**. The special tax rules set forth in the Tax Exhibit will override any other provision of this **Article 4**.

4.6   **No Priority**. Except as may be otherwise expressly provided in this Agreement, no Member will have priority over any other Member as to Company income, gain, loss, credits and deductions or distributions.

4.7   **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Managers is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding, estimated tax or similar requirements established under any federal, state or local tax law, including, without limitation, withholding on any distribution to any Member and/or requiring that a Member pay to the Company any amount required by the Company to pay over to a governmental authority as a withholding, estimated tax or similar payment on behalf of such Member. For all purposes of this **Article 4**, any amount withheld on any distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member. Each Member agrees to execute such consents and elections as may be required by the taxing authority of any state or local government in which the Company does business and generates taxable income so that the Company will not be required to withhold on the taxable income of the Company allocated to such Member for such state or locality.

4.8   **Reserves**. The Managers will have the right to establish, maintain and expend reasonable Reserves to provide for working capital, for debt service, for expected operating

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deficits, for facility expansions or replacements, for future investments and for such other purposes as the Managers may deem necessary or advisable.

ARTICLE 5
MEMBERS' MEETINGS

5.1   **Meetings of Members; Place of Meetings**. If required by the Act, an annual meeting of the Members will be held on the second Tuesday in May of each year or on such other date as the Members may determine. Regular monthly, quarterly or other periodic meetings may be held upon the determination of the Managers or a Majority in Interest to hold such meetings. Special meetings may be called at any time by the Managers or by any Class A Member. Meetings (whether annual, regular or special meetings) of the Members may be held for any purpose or purposes, unless otherwise prohibited by statute. All meetings of the Members will be held at such place within the Greater Kansas City area as will be stated in the notice of the meeting or at any other location agreed upon by the Managers and a Majority in Interest. The Members of the Company may participate in a meeting in person or by means of conference telephone or similar communication equipment whereby all of the Members participating in the meeting can hear each other, and participation in a meeting in this manner will constitute presence in person at the meeting.

5.2   **Quorum; Voting Requirement**. The presence, in person or by valid proxy, of a Majority in Interest will constitute a quorum for the transaction of business by the Members. The affirmative vote of a Majority in Interest will constitute a valid decision of the Members, except where a Supermajority in Interest or unanimous vote is required by the Act, the Articles or this Agreement. Class A Members will have one vote for each Class A Unit standing in their name in the Company, unless otherwise provided in the Articles, this Agreement or the Act. Except as otherwise required by law, an owner of multiple Class A Units entitled to vote may vote any number of the Class A Units in any way the Class A Member chooses. If a Class A Member votes without designating the proportion of the Class A Units voted in a particular way, the Class A Member is deemed to have voted all of its Class A Units in that way.

5.3   **Proxies**. At any meeting of the Members, every Member having the right to vote will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than one year before such meeting. No proxy may be given to any Person other than another Member, without the written consent of a Supermajority in Interest. A Member that is an entity or trust may vote only through an individual that is an officer, director, Managers, member, partner, trustee or similar capacity with such Member or through a written proxy given to another Member or to another Person with the written consent of a Supermajority in Interest.

5.4   **Notice**. Written notice stating the place, day and hour of each meeting and, in the case of a special meeting, the purpose for which the meeting is called will be delivered not less than ten days nor more than 60 days before the date of the meeting, either personally, by mail or by electronic mail, by or at the direction of the person calling the meeting, to each Member entitled to vote at such meeting. Notice to Members, (i) if mailed, will be deemed delivered as to any Member when deposited in the United States mail, addressed to the Member at its usual place of business or last known address, with postage prepaid, and (ii) if sent by electronic mail,

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will be deemed delivered as to any Member when sent to the electronic mail address last provided to the Company by such Member with affirmative confirmation of receipt from such Member.

5.5 **Waiver of Notice**. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member, whether before, at, or after the time stated therein, or any attendance of the Member at the meeting (other than at the beginning of the meeting to object to the holding of the meeting), will be equivalent to the giving of such notice.

5.6 **Action Without Meeting**. A meeting of the Members will not be required for the Members to make any decision or to take any action to be made or taken by the Members by a Majority in Interest, Supermajority in Interest or unanimously. Any decision or action required or permitted to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents or documents constituting or describing the action to be taken, signed by all Class A Members. A copy of such written consent to action will be given to each Member.

ARTICLE 6
MANAGEMENT

6.1 **The Managers**.

(a) Except as otherwise provided in this Agreement, the business and affairs of the Company will be managed by and under the direction of two Managers, subject to the limitations and restrictions set forth in this Agreement. The Managers may execute on behalf of the Company all instruments, documents and contracts, exercise all of the powers of the Company, and do all such lawful acts and things, that are not by law, the Articles or this Agreement directed or required to be exercised or done by the Members. Any decision or act of one of the Managers within the scope of their authority granted hereunder will control and will bind the Company. No Member, in such capacity, will have any authority to bind the Company, except as part of an action of the Members as specifically authorized or required of the Members by this Agreement.

Each Manager may act alone (except where this Agreement specifically requires that a decision or act be made or taken by the Managers as a group), and any decision or action specifically required by this Agreement to be made or taken by the Managers as a group will be made or taken by a majority of the Managers.

(b) The initial Managers are Tiffany King and Suzanne Southard.

(d) Any Manager may resign from such position at any time upon giving 30 days' prior written notice to the Members. A Supermajority in Interest may remove any Manager from such position for any reason or no reason at any time by giving notice of the removal to such Manager.

(e) Upon the death, mental incapacity (as certified by a mental health professional) or resignation or removal of a Manager, a Supermajority in Interest will appoint or elect a replacement Manager (who, in the case of a removal, shall not be the same individual).

(f)   No Manager will be required to devote any specific amount of his or her time and business efforts to the affairs of the Company, but the Managers will devote as much time and attention as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

(g)   The Managers shall have no fiduciary obligations or liability to the Company or to any Member with respect to any decisions or actions that the Managers may make or take in any capacity with respect to the Company.

6.2   **Authority of the Managers**. In addition to the rights and authority given to the Managers elsewhere in this Agreement, but subject to the limitations set forth in **Sections 6.3** and elsewhere in this Agreement, the Managers will have the right, power and authority from time to time to make such decisions and take such actions for and on behalf of the Company, or delegate the same to the appropriate officers and employees of the Company, as the Managers deem necessary or appropriate to operate the Business. Subject to any limitations set forth in this Agreement or in the Act, the following is a non-exhaustive list of decisions and actions which may be made or taken by the Managers on behalf of the Company:

(a)   Decisions (including selection) relating to the Company's legal, accounting and other professional advisors;

(b)   Employment decisions (including selection) and implementation of policies relating to officers, employees, agents, and independent contractors of the Company;

(c)   Acquisition of insurance coverage for the protection or benefit of the Company or the Property;

(d)   Temporary investment of funds of the Company in short term investments where there is appropriate safety of principal;

(e)   To (i) bring or defend, pay, collect, compromise, arbitrate, resort to legal action or otherwise adjust claims or demands of or against the Company; (ii) make or revoke any election available to the Company under any tax law; (iii) enforce the Company's rights and perform its obligations under all agreements to which the Company is a party; (iv) enter into, administer, amend, extend and renew all Company contracts and agreements; (v) carry out the decisions of the Members made in accordance with this Agreement; (vi) prepare, execute, and file any documents required to be filed with any government authority; and (vii) expend Company funds necessary or appropriate to effect any of the foregoing;

(f)   Issuance of Units in accordance with **Section 3.9** and **Section 9.5**;

(g)   Authorize an amendment to the Articles consistent with the provisions of this Agreement;

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(h)   Make any loans or advances to or investments in any other Person;

(i)   Guarantee or assume any liability or obligation of any other Person;

(j)   Acquire any Interest by redemption or otherwise;

(k)   Purchase, lease or otherwise acquire, or sell, lease or otherwise dispose of, (i) any personal property, or (ii) any real property interest material to the Company;

(l)   Borrow funds in or grant any mortgage, deed of trust, security interest or similar lien on any Property; and

(m)   Approval and execution of all documents and agreements, and the exercise of all rights and remedies, of the Company in connection with the foregoing.

6.3   **Limitations on Authority**.

(a)   The Managers may take an action or execute an agreement, instrument or document for any transaction not "in the ordinary course or usual way of business or affairs" only in accordance with the power set forth in this Agreement, subject to the limitations set forth in this Agreement. For purposes of this Agreement, actions and/or transactions "in the ordinary course or usual way of business or affairs" will include, but not be limited to, the exercise by the Managers of its authority as specified in **Section 6.2**, except as expressly prohibited or limited by **Sections 6.3(b), (c)** or **(d)** or elsewhere in this Agreement, and the Members hereby approve of such actions and/or transactions and agree that they may be taken by the Managers without obtaining any further approval of the Members. No Managers will have the right to delegate to any Person (other than an appropriate officer or employee) any of the Managers' rights or powers to manage or control the business and affairs of the Company, except as approved by a Majority in Interest.

(b)   The Company will not do any of the following without the prior written consent of a Supermajority in Interest:

(1)   Take any action required by any provision of this Agreement or by law to be approved or authorized by a Supermajority in Interest.

(2)   File for Bankruptcy or to cease operations.

(3)   Merge, consolidate or consummate an equity exchange with any other entity, redomesticate, or convert into another form of entity.

(4)   Sell or otherwise dispose of all or substantially all of the Company's assets.

(5)   Authorize an amendment to the Articles that is not consistent with the provisions of this Agreement.

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(c)   The Company will not take any action required by any provision of this Agreement or by law to be approved or authorized by all of the Members unless such action is approved or authorized by <u>all of the Class A Members</u>.

(d)   The Company will not (i) purchase or otherwise acquire any assets from any Member or Managers or affiliate of a Member or Managers unless the assets are required by the Company for the Business and the acquisition terms are at least as favorable to the Company as would be available from nonaffiliated third parties, (ii) sell or otherwise dispose of any assets to any Member or Managers or affiliate of a Member or Managers unless the terms of such sale are at least as favorable to the Company as would be available from nonaffiliated third parties, or (iii) enter into any services contract with a Member or Managers or affiliate of a Member or Managers unless the terms thereof are comparable to terms generally prevailing for similar arrangements with unaffiliated third parties.

6.4   **Business Decision Deadlock**. If the Managers become deadlocked with respect to any matter as to which the Managers have authority under this Agreement, any Manager may give written notice to the Class A Members of a special meeting of the Class A Members which shall be held within ten days following such notice. At such meeting, a Majority in Interest may resolve the deadlock between the Managers. If the Class A Members are unable to resolve the dispute, the dispute will be resolved pursuant to **Section 11.15**.

6.5   **Compensation; Reimbursements**.

(a)   Except as approved by a Majority in Interest in good faith, no officer, Manager, Member or affiliate of a Member or Manager will be entitled to compensation for any services the officer, Manager, Member or affiliate may render to or for the Company. Except as otherwise expressly provided in this Agreement, the Managers and each Member will be entitled to reimbursement from the Company for all reasonable and documented direct out-of-pocket expenses incurred at the request or direction of the Managers on behalf of the Company as contemplated in this Agreement.

(b)   The provisions of this Section will not prohibit the Company from entering into an agreement with a Member, a Manager or an officer, director, employee, owner or other affiliate of a Member or a Manager for such Person to render specific services to the Company and to receive reasonable compensation for such services as approved in good faith by a Majority in Interest.

(c)   Any compensation paid to a Member or a Manager who is also a Member for its services as a Member or Manager will be treated as a "guaranteed payment" under Section 707(c) of the Code and the Company will not have any withholding, FICA or other employer-related withholding or matching obligations with respect to compensation.

6.6   **Other Business Ventures; Confidentiality**.

(a)   Subject to **subsections (b)** and **(c)** below, (i) any Member or Manager and its affiliates may engage in or possess an interest in other real property or business

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ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company, the Managers nor the Members will have, by virtue of this Agreement or any law, any right in or to such other real property or business ventures or to any ownership or other interest in or the income or profits derived therefrom, and (ii) no Manager or Member will be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character which, if presented to the Company, could be taken by the Company, and each Manager and Member will have the right to take any such opportunity for its own account and with others or to recommend any such opportunity to others.

(b)   Each Member agrees that, while such Member is a Member of the Company and for a period of one year thereafter, such Member will not, directly or indirectly, without the express written consent of the Managers:

(1)   own or have an interest in or act as an officer, director, partner, principal, sole proprietor, employee, agent, representative, consultant, member, Managers or independent contractor of a competitor of the Company or in any way assist in any business which may be a competitor of the Company, in the geographic area in which the Company does business or reasonably plans to conduct business;

(2)   entice or induce or attempt to entice or induce or in any manner influence any person who is or will be in the employ or service of the Company to leave such employ or service for the purpose of engaging in a business which may be a competitor of the Company, in the geographic area in which the Company does business; or

(3)   entice or induce or attempt to entice or induce or in any manner influence any person who is or may become a supplier or customer of the Company to terminate or not enter into such relationship with the Company.

Notwithstanding the foregoing, a Member may own up to one-half percent (1/2%) of the outstanding equity securities in any entity which is a competitor of the Company which is listed upon a national stock exchange or actively traded in the over-the-counter market.

(c)   All non-public and other confidential information regarding the Company, the Managers and Members will be treated with confidentiality by the Company, the Managers and the Members, and will not be disclosed by the Company, the Managers or the Members to third parties (other than as necessary in the ordinary course of and to further the Business) without the prior written consent of all of the Managers and a Supermajority in Interest; provided, however, the Company, the Managers and the Members may disclose such information to their respective attorneys, accountants and other professional advisors who have a need for such information provided that such persons are informed of the confidential nature of the information and are directed to maintain the confidentiality thereof. The confidentiality obligations of each Member will

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survive any termination of the membership of such Member in the Company. The confidentiality obligations of the Managers will survive any termination of such status.

(d)   Each Manager and each Member acknowledges that such Manager and Member has carefully read and considered the provisions of this **Section 6.6** and, having done so, agrees that the restrictions set forth herein (including, but not limited to, the time periods and scope restrictions herein) are fair and reasonable and are reasonably required for the protection of the interests of the Company.

(e)   Each Manager and each Member covenants and agrees that if such Manager or Member violates any of such Manager or Member's covenants or agreements under this **Section 6.6**, the Company will be entitled to an accounting and repayment of all profits, compensation, commissions, remunerations or benefits which such Manager or Member directly or indirectly has realized and/or may realize as a result of, growing out of or in connection with any such violation. Such remedy will be in addition to, and not in limitation of, any injunctive relief or other rights or remedies to which the Company is or may be entitled at law or in equity or under this Agreement.

(f)   If any of the provisions of this **Section 6.6** are held to be invalid or unenforceable, the remaining provisions will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. If any provision of this **Section 6.6** relating to time period and/or scope of restriction will be declared by a court of competent jurisdiction to exceed the maximum time period or scope such court deems reasonable and enforceable, said time period and/or scope of restriction will be deemed to become and thereafter be the maximum time period and/or scope which such court deems reasonable and enforceable.

(g)   The exclusive venue and jurisdiction for any litigation concerning this **Section 6.6** shall be in the state or federal court sitting in Jackson County, Missouri. Any of the foregoing courts will have personal jurisdiction over each Member and jurisdiction over matters arising out of this Section, and each Member hereby irrevocably waives any and all objections to personal jurisdiction, venue or convenience in the aforementioned courts.

(h)   In any action brought to enforce the terms of this **Section 6.6**, the prevailing party will be entitled to such attorneys' fees and costs as may be determined by the court to be reasonable.

6.7   **Officers.** The Managers may appoint and remove from time to time such officers of the Company as the Managers determine advisable, each of whom shall exercise such powers and perform such duties as shall be determined by the Managers.


ARTICLE 7
LIABILITY AND INDEMNIFICATION


7.1   **Limitation of Liability**. To the extent permitted by law, an officer, a Manager, and a Member and their respective officers, directors, partners, trustees, members, managers, employees and agents (each a "**Covered Person**") will not be liable for damages or otherwise to

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the Company or any Member for any act, omission or error in judgment performed, omitted or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Income, Losses or Available Cash or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

7.2   **Indemnification**. The Company will indemnify each Covered Person to the fullest extent permitted by the Act, but such indemnity will not extend to any conduct by the party seeking indemnification that is determined by a court of competent jurisdiction to constitute bad faith, fraud, gross negligence, or willful misconduct. Any indemnity under this **Section 7.2** will be paid from, and only to the extent of, Company assets and no Member will have any personal liability on account thereof.

7.3   **Expenses**. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding relating to the Company will, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this **Article 7**.

7.4   **No Application to Independent Contractor Status**. The provisions of this **Article 7** will not apply to any services or acts of a Member or Managers as an independent contractor of the Company (except the acts of a Manager and its Covered Persons in the capacity of Manager of the Company).

7.5   **Insurance**. The Company may purchase and maintain insurance on behalf of the Covered Persons against insurable liabilities asserted against them and incurred by them in such capacity, or arising out of their status as a Covered Person, whether or not the Company is obligated to indemnify them against such liabilities under this **Article 7**.


ARTICLE 8
ACCOUNTING AND BANK ACCOUNTS


8.1   **Fiscal Year and Accounting Method**. The fiscal year and taxable year of the Company will be as designated by the Managers in accordance with the Code. The Managers will determine the accounting method to be used by the Company.

8.2   **Books and Records**. The books and records of the Company will be maintained at the principal office of the Company. Each Member (or such Member's designated agent or

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representative) will have the right, during ordinary business hours and upon reasonable advance written notice stating the purpose for which the information is sought, to inspect and copy (at such Member's own expense) the following books and records of the Company (other than those containing trade secrets or similar confidential information) for any purpose reasonably related to the Member's Interest:

(a)   Copies of the Company's federal, state and local income tax returns;

(b)   Current list of names and addresses of the Managers, the Members and Assignees;

(c)   Copies of the Articles and this Agreement, all amendments thereto, and copies of any written powers of attorney used to execute any of the foregoing;

(d)   Copies of financial statements of the Company for the three most recent years.

(e)   Information regarding the amount, description and value of Capital Contributions made or agreed to be made by each Member; and

(f)   Any other information regarding the financial condition and affairs of the Company that is just and reasonable.

8.3   **Taxation as Partnership**. The Company will be treated as a "partnership" for Federal and state income tax purposes. All provisions of this Agreement and the Articles will be construed and applied so as to preserve that tax status.

8.4   **Tax Returns and Elections; Tax Matters Member**.

(a)   The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes which the Managers reasonably believes will produce the most favorable tax results for the Members.

(b)   Designation of Tax Matters Member. Suzanne Southard is the "tax matters partner" of the Company, as provided in the regulations promulgated under Section 6231 of the Code, and as the "partnership representative" of the Company for any tax period subject to the provisions of Section 6223 of the Code, as amended by the Revised Partnership Audit Procedures, as well as for purposes of any state, local, or non-U.S. tax law (collectively, the "**Tax Matters Member**"). Each Member shall execute, certify, acknowledge, deliver, swear to, file and record all documents necessary or appropriate to evidence its approval of this designation. In such capacity the Tax Matters Member shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable legal requirements when acting in that capacity. The Tax Matters Member shall be entitled to take such actions on behalf of the Company in any and all proceedings with

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the Internal Revenue Service and any other taxing authority as it reasonably determines to be appropriate and that is consistent with this **Section 8.4(b)** shall be reimbursed by the Company for all out-of-pocket costs and expenses reasonably incurred in connection with any such proceeding, and shall be indemnified by the Company (solely out of Company assets) with respect to any action brought against such Tax Matters Member in connection with the settlement of any such proceeding. Each Member reserves the right to retain independent counsel of its choice at its expense (which counsel will be entitled to prior review of submissions by the Company in respect of any dispute with relevant taxing authorities). The Company shall indemnify the Tax Matters Member for, and hold it harmless against, any claims made against it in its capacity as Tax Matters Member, except any claims arising out of or relating to the gross negligence or willful misconduct of Tax Matters Member. Nothing in this **Section 8.4(b)** limits the ability of any Member to take any action in its individual capacity relating to the Company that is left to the determination of an individual Member under Sections 6222 to 6231 of the Code or any similar provision of state or local law. Expenses incurred by the Tax Matters Member shall be borne by the Company. Such expenses shall include, without limitation, fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs and expenses. Any decisions made by the Tax Matters Member, including whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the Tax Matters Member's sole and absolute discretion.

(c)   Revised Partnership Audit Procedures. In respect of tax years in which the Revised Partnership Audit Procedures are in effect, the Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company including, by means of elections under Section 6221(b) of the Code to the extent available, Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2), in each case as amended by the Revised Partnership Audit Procedures. The Members agree to cooperate in good faith, including by timely providing information reasonably requested by the Tax Matters Member and making elections and filing amended returns reasonably requested by the Tax Matters Member, and the Tax Matters Member shall make such elections as it determines in its discretion, to give effect to the preceding sentence. The Company shall make any payments it may be required to make under the Revised Partnership Audit Procedures and the Tax Matters Member shall allocate any such payment among the current or former Members of the Company for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the Company for such "reviewed year" and any other factors taken into account in determining the amount of the payment (with the intent of apportioning the payment in the same manner as if the Company had made the election under Section 6226 of the Code and the payment had been assessed directly against such Member). To the extent payments are made by the Company on behalf of or with respect to a current Member in accordance with this **Section 8.4(c)** such amounts shall, at the election of the Tax Matters Member, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the Company within thirty (30) days of written notice from the Tax Matters Member

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requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the Company an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Tax Matters Member requesting the payment. The provisions contained in this **Section 8.4(c)** shall survive the dissolution of the Company and the withdrawal of any Member or the Transfer of any Member's interest in the Company

8.5 **Section 754 Election**. In the event a distribution of Company assets occurs which satisfies the provisions of **Section 734** of the Code or in the event a transfer of an Interest occurs which satisfies the provisions of **Section 743** of the Code, the Company will elect (but only if approved by the Managers), in accordance with **Section 754** of the Code, to adjust the basis of the Company's property to the extent allowed by such **Section 734** or **743** and will cause such adjustments to be made and maintained. Any additional accounting expenses incurred by the Company in connection with making or maintaining any such basis adjustment will be reimbursed to the Company from time to time by the distributee or transferee who benefits from the making and maintenance of such basis adjustment. Each Member will provide the Company with such information and such other cooperation as may be necessary to receive from such Member in order for such election to be made and effected.

8.6 **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account(s) approved by the Managers and in the Company's name. Withdrawals (by check or otherwise) therefrom will be made only by the signature of persons authorized by the Managers to do so.

ARTICLE 9
TRANSFERS OF INTERESTS

9.1 **General Restrictions**. No Member may Transfer all or any part of such Member's Interest (including any Distribution and Allocation rights associated with such Interest), except (i) as otherwise expressly permitted in this Agreement, or (ii) with the written consent of a Supermajority in Interest. Any purported Transfer of all or any part of an Interest in violation of the terms of this Agreement (an "**Unauthorized Transfer**") will be void and of no effect whatsoever; provided, however, that if the Company is required under the Act or other applicable law to recognize an Unauthorized Transfer, the Person to whom such Interest is Transferred will have only the rights of an Assignee with respect to the Transferred Interest and any Distributions with respect to such Transferred Interest may be applied (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations or liabilities for damages that the transferor or transferee of such Interest may have to the Company or as otherwise provided in **Section 3.7** above. A permitted Transfer will be effective as of the date specified in the instruments relating thereto. Any assignee desiring to make a further Transfer will be subject to all of the provisions of this **Article 9** to the same extent and in the same manner as any other Member desiring to make any Transfer.

9.2 **Permitted Economic Transfers**. Each Member will have the right to Transfer all or part of the Distribution and/or Allocation rights (collectively, "**Economic Rights**") of the

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Member's Interest (but not to substitute the assignee of Economic Rights as a Substitute Member, except in accordance with **Section 9.3 below**), by a written instrument, provided that:

(a)   except for any Transfers under **Section 9.7**, the Transfer would not result in the "termination" of the Company in accordance with Section 708 of the Code;

(b)   except as provided below, the Managers have consented in writing to such Transfer of Economic Rights and assignee;

(c)   no permitted Transfer of Economic Rights to a minor or incompetent will be made other than in trust for the benefit of such person or in custodianship under the Uniform Transfers to Minors Act or similar legislation;

(d)   the assignee agrees in writing that the assigned Economic Rights remain subject to all of the terms of this Agreement and may not be further Transferred except in compliance with this Agreement; and

(e)   if required by the Company, the Company receives an opinion of counsel (which counsel and opinion will be satisfactory to the Company's counsel) to the effect that registration of the security being Transferred is not required under the federal and applicable state securities laws in connection with such Transfer.

Notwithstanding the foregoing, the following Transfers of Economic Rights will not require the consent under **clause (b)** above as long as the Transfers comply with **clauses (a), (c), (d)** and **(e)** above:

(i)   Transfers of Economic Rights by bequest or intestacy upon the death of an individual who is a Member so long as such Transfer is to or for the benefit of the deceased Member's spouse and/or lineal descendants, if after such Transfer the Company and/or the other Members did not purchase the deceased Member's Interest in accordance with this Agreement;

(ii)   Transfers of Economic Rights (A) to a revocable trust of which the Member is the grantor, the trustee and the primary beneficiary during the Member's lifetime, (B) from such revocable trust to the original Member, and (C) from such trust to the original Member's spouse and/or lineal descendants upon the death of the original Member if after such Transfer the Company and/or the other Members did not purchase the deceased Member's Interest in accordance with this Agreement; or

(iii)   Transfers   of   Economic   Rights   described   in **Section 10.1(c)(B)**.

9.3   **Substitute Members**. No assignee of all or part of a Member's Interest or any Economic Rights therein will become a **"Substitute Member"** in place of the assignor and with all of the rights of the assignor as a Member unless and until:

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(a)   The Transfer complies with the provisions of **Section 9.2**.

(b)   Except for Transfers under **Section 9.7**, the assignor Member (if living) states that such assignor Member intends for the assignee to be admitted as a Substitute Member of the Company in the instrument of assignment;

(c)   The assignee has executed an instrument accepting and adopting the terms and provisions of this Agreement as a Member;

(d)   The assignor or assignee has paid all reasonable expenses of the Company in connection with the admission of the assignee as a Substitute Member; and

(e)   Except for Transfers under **Section 9.7**, and except for Transfers by a Member of all or a proportionate amount of such Member's entire Interest to a Person who is already a Member, the Managers have consented in writing to such assignee becoming a Substitute Member, which consent may be withheld for any or no reason.

Upon satisfaction of all of the foregoing conditions with respect to a particular assignee, the Managers will cause this Agreement (including *Schedule 2.1(a)*) and, if necessary, the Articles to be duly amended to reflect the admission of the assignee as a Substitute Member.

9.4   **Effect of Admission as a Substitute Member**. Unless and until admitted as a Substitute Member in accordance with **Section 9.3**, a permitted assignee of all or a part of a Member's Interest is only an Assignee, is not a Member and will not be entitled to exercise any of the governance or other rights or powers of a Member in the Company (all of which will remain with the assignor Member), including, without limitation, the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business, the right to receive any notices provided under this Agreement, or the right to inspect the Company's books and records. Such Assignee will only be entitled to receive the specific Economic Rights Transferred to the Assignee to which the assignor would otherwise be entitled to receive. A permitted assignee who has become a Substitute Member has, to the extent of the Interest transferred to such assignee, all the rights and powers of the Person for whom such assignee is substituted as the Member and is subject to the restrictions and liabilities of a Member under this Agreement and the Act. Upon admission of a permitted assignee as a Substitute Member, the assignor of the Interest so acquired by the Substitute Member will cease to be a Member of the Company to the extent of such transferred Interest. A Person will not cease to be a Member upon assignment or Transfer of all of such Member's Interest unless and until the assignee(s) becomes a Substitute Member as to all of such Interest.

9.5   **Additional Members**.

(a)   Subject to **subsection (b)** below, additional Members (as distinguished from Substitute Members) (but including additional Capital Contributions from existing Members) may be admitted to the Company only by the Managers. Upon any such admission, the Managers will (i) determine in good faith (A) the Fair Value of the Capital Contribution being made by the additional Member in relation to the then Fair Value of the Company (except with respect to Class B Units issued pursuant to **Section 3.9**), and

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(B) the Percentage Interest to be held by the additional Member on a prospective basis; (ii) proportionately adjust the Percentage Interests and, if applicable, the Capital Accounts of all of the then existing Members on a prospective basis; and (iii) execute an amendment to this Agreement to evidence the foregoing.

(b)   If the Managers determine, in their sole discretion, that the Company requires additional Capital Contributions, the Managers will give written notice thereof to each Member (i) stating the total amount of additional Capital Contributions required, and (ii) offering each Member the opportunity, on a pro rata basis in accordance with their respective Percentage Interests, to contribute part of such additional capital (a "**Capital Call**"). Each Member will have thirty (30) days after the giving of the Capital Call notice to contribute all or a portion of her pro rata share of the required additional capital. If a Member fails to contribute all of her share of the amount of the Capital Call, the Managers may, in their discretion, raise such portion of the capital requested in the Capital Call by (i) obtaining additional Capital Contributions to the Company from other Members in exchange for additional Units to them, and/or (ii) issuing Units to non-Members in exchange for Capital Contributions to the Company. Each Member will be deemed to have consented to the admission of such contributing persons as Members of the Company and to have authorized the Managers, acting on behalf of the Company, to issue Units to such persons.

9.6   **Withdrawal of a Member**. No Member will have the right or power, and no Member will attempt, to Withdraw from the Company, except upon giving at least 90 days advance written notice thereof to the Company and the other Members. No Assignee will have the right or power to Withdraw from the Company. Any act or purported act of a Member or Assignee in violation of this Section will be void and of no effect.

9.7   **[Intentionally omitted]**

9.8   **Remedy for Failure of Seller to Convey Interests.** In the event that a Member shall be required to sell such Member's Interest pursuant to any provision hereof, and in the further event that such Member is unable to, or for any reason does not, execute any bill of sale, assignment or other documentation reasonably requested by the Person who is (or desires) to purchase such Interest, in accordance with the applicable provisions of this Agreement (for purposes of this Section, the "**Purchaser**"), the Purchaser of such Interest may deposit such documentation and the purchase price for such Interest (by good check, promissory note or both, as the case may be under the applicable provisions of this Agreement) with any bank or title insurance agency doing business within 50 miles of the Company's principal office, or with the Company's Accountants, as agent or trustee, or in escrow, for such Member, to be held by such bank, title insurance agency or accountant until withdrawn by such Member after such Member executes the applicable documentation. Upon such deposit by the Purchaser and written notice thereof to the Member who was required to sell, and upon the Purchaser (if other than the Company) executing the documentation to become bound by this Agreement with respect to the Interest so purchased, the Interest of such Member to be sold pursuant to the applicable provisions of this Agreement shall at such time be deemed to have been sold, assigned, transferred and conveyed to such Purchaser. Thereafter, the selling Member shall have no further rights with respect to such Interest and the Company shall record such transfer in its records and *Schedule 2.1(a)* shall be amended to reflect the Interests of the other Members subsequent to the sale.

ARTICLE 10
DISSOLUTION AND TERMINATION

10.1 **Events Causing Dissolution**. The Company will be dissolved upon the first to occur of the following events:

(a) The expiration of the period (if any) fixed for the duration of the Company, as set forth in the Articles, unless extended by the unanimous written consent of the Members.

(b) The written agreement of a Supermajority in Interest to dissolve.

(c) Any other event causing a dissolution of the Company under the Act, except that (i) a vote of the Members to dissolve will cause a dissolution only if it satisfies **clause (b)** above or the next sentence, and (ii) the death, Withdrawal, expulsion, Involuntary Transfer or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member will not cause the Company to be dissolved or its affairs to be wound up. Upon the occurrence of any such event described in **clause (ii)** above, the Company will be continued without dissolution, unless within 90 days following the occurrence of such event, the other Members unanimously agree in writing to dissolve the Company. If the Company is not so dissolved, the business of the Company will continue (A) with the affected Member, if living, remaining as a Member (unless the Member ceases to be a Member after Withdrawal under **Section 9.6**), or (B) if such Interest is transferred to a successor holder by operation of law, with such assignee being a permitted assignee of the Distribution and Allocation rights associated with such Interest, but such assignee will become a Substitute Member only in accordance with **Section 9.3** above.

10.2 **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Managers and the Members will take such actions as may be required in accordance with the Act and will proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Managers will have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining a fair and reasonable value for such assets, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the order of priority set forth in **Section 4.2**, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

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ARTICLE 11
MISCELLANEOUS

11.1 **Title to Assets**. Title to the Property and all other assets acquired by the Company will be held in the name of the Company. No Member will individually have any ownership interest or rights in the Property or any other assets of the Company, except indirectly by virtue of such Member's ownership of an Interest. No Member will have any right to seek or obtain a partition of the Property or other assets of the Company, nor will any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

11.2 **Nature of Interest in the Company**. A Member's Interest will be personal property for all purposes.

11.3 **Powers of Attorney**. Any power of attorney granted by a Member under this Agreement is a durable power of attorney, is coupled with an interest, is irrevocable, and will survive the incapacity, dissolution, termination or bankruptcy of the Member and/or the Transfer by the Member of all or part of such Member's Interest.

11.4 **Notices.** Except for the notices required by **Section 5.4**, which will be governed by that section, any notice, demand, request, call, offer or other communication required or permitted to be given by this Agreement or by the Act will be sufficient if in writing and if hand delivered or sent by mail to the address of the Member as it appears on the records of the Company. All mailed notices will be deemed delivered when deposited in the United States mail, postage prepaid.

11.5 **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

11.6 **No Third Party Rights**. None of the provisions contained in this Agreement will be for the benefit of or enforceable by any third parties, including, without limitation, creditors of the Company.

11.7 **Set-Off**. Without limiting any other right the Company may have, the Company, in its sole discretion, may set off against any amounts due a Member from the Company any and all liquidated amounts then or thereafter owed to the Company by the Member in any capacity, whether or not such amount or the obligations to pay such amount owed by the Member is then due.

11.8 **Entire Agreement; Amendment**. This Agreement (together with the Articles and any other agreements referenced herein) contains the entire agreement between the Members, in such capacity, and the Managers, in such capacity, relative to the formation, operation and continuation of the Company. Except as otherwise expressly provided elsewhere in this Agreement, this Agreement will not be altered, modified or changed except by a written document duly executed by a Supermajority in Interest at the time of such alteration, modification or change. The Managers may, without the foregoing approval of a Supermajority in Interest, amend **Section 3.9** to increase or decrease Class B Units authorized thereunder, to cure any ambiguity or to correct any clerical mistake or to correct or supplement any provision herein or in the Articles that may be inconsistent with any other provision herein or therein, or correct any printing, stenographic or clerical errors or omissions herein or therein.

11.9 **Severability**. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and will be enforced to the greatest extent permitted by law.

11.10 **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement will be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

11.11 **Headings**. The headings of the Articles and sections of this Agreement are for convenience only and will not be considered in construing or interpreting any of the terms or provisions hereof.

11.12 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will constitute one agreement that binds all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart. This Agreement may be delivered by facsimile transmission or by scanned e-mail transmission. This Agreement will be considered to have been executed by a person if there exists a photocopy, facsimile copy, or a photocopy of a facsimile copy of an original hereof or of a counterpart hereof which has been signed by such person. Any photocopy, facsimile copy, or photocopy of facsimile copy of this Agreement or a counterpart hereof will be admissible into evidence in any proceeding as though the same were an original.

11.13 **Representations**.

(a)   Each Member hereby represents to the Company and each other Member that: (i) if an entity, the Member is duly organized, validly existing and in good standing under the laws of its state of formation, (ii) the execution, delivery and performance of this Agreement has been duly authorized by all necessary and appropriate action, (iii) this Agreement constitutes a valid and binding obligation of the Member, enforceable against it in accordance with the terms hereof, and (iv) the Interest is being acquired by the Member (A) solely for investment for the Member's own account and not as nominee or agent or otherwise on behalf of any other Person, and (B) not with a view to or with any present intention to reoffer, resell, fractionalize, assign, grant any participation interest in, or otherwise distribute the Interest.

(b)   Each Member agrees to indemnify and hold harmless the Company and each of the other Members from and against any and all damage, loss, liability, cost and

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expense (including reasonable attorneys' fees) which any of them may incur as a result of the failure of any representation by the indemnifying Member to be accurate.

11.14 **Governing Law and Agreement Supersedes Act**. This Agreement will be governed by and construed in accordance with the laws of Missouri. The provisions of this Agreement will supersede and control over any and all provisions of the Act to the contrary, to the maximum extent permitted by the Act.

11.15 **Dispute Resolution**. To the extent feasible, the parties desire to resolve any controversies or claims arising out of or relating to this Agreement through discussions and negotiations between each other. All parties agree to attempt to resolve any disputes, controversies or claims arising out of or relating to this Agreement by face-to-face negotiation with the other party. If, after good faith discussions, such controversies or claims cannot be resolved solely between the parties, the parties may agree upon any type of formal or informal dispute resolution that is feasible under the circumstances, including referral of any such dispute, controversy or claim to any third party for resolution.

11.16 **WAIVER OF JURY TRIAL**. THE COMPANY, MANAGERS AND THE MEMBERS HEREBY KNOWINGLY, IRREVOCABLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING, COUNTERCLAIM OR DEFENSE BASED ON THIS AGREEMENT, OR ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED TO THIS AGREEMENT OR THE COMPANY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO RELATING TO THE COMPANY OR THIS AGREEMENT.

11.17 **Agreement Drafted by Counsel to Company**. Each Member and Manager acknowledges that (i) Polsinelli PC has prepared this Agreement on behalf of and in its capacity as counsel for the Company, and (ii) each Member and Manager has been advised by such law firm to seek independent counsel. The Members and Managers acknowledge that such law firm, as counsel for the Company, may serve as counsel to the Company after the date of this Agreement, and in the course of its representation of the Company, potential conflicts of interest may exist now between the interests of the Members and those of the Managers and/or the Company. After consultation with their own counsels, the Members and Managers, for themselves and the Company, hereby waive any such conflicts of interest which may have existed prior to or as of the date of this Agreement for purposes of all actions taken in respect of the Members, the Managers and/or the Company to date; provided, however, no waiver is given as to any future conflict of interest that may arise. Polsinelli PC shall be deemed to be a third-party beneficiary of this Section.

[Remainder of page left blank intentionally]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed.

THE COMPANY:

SouveNEAR, LLC

By:_____
　　　Tiffany King, Manager

THE MANAGERS:

_____
Tiffany King

_____
Suzanne Southard

THE MEMBERS:

_____
Tiffany King

_____
Suzanne Southard

_____
Elizabeth Wolf

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SCHEDULE 2.1(a)

LIST OF MEMBERS
(4/05/16)

E.I.N. 46-4866651

Name and Address	Units	Percentage Interest
Tiffany King	42,500 Class A	42.50%
Suzanne Southard	42,500 Class A	42.50%
Elizabeth Wolf	15,000 Class A	15.00%

SCHEDULE 2.1(b)

TAX EXHIBIT

1.   **Definitions.** As used in this *Tax Exhibit*, the following terms will have the following meanings, unless the context otherwise specifies:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year; and (ii) reduced by the items described in Treasury Regulation §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Company Minimum Gain**" will have the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d). Company Minimum Gain will be determined, first, by computing for each Nonrecourse Liability any gain which the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property which is used for purposes of maintaining Capital Accounts under **Section 3.3** of the Agreement. In any taxable year in which a Revaluation occurs, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain, and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation.

"**Credits**" means all investment and other tax credits allowed by the Code with respect to activities of the Company or the Property.

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a), except that for this purpose (i) all items of income, gain, deduction or loss required to be separately stated by Code Section 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code Section 705(a)(2)(B) (or treated as Code Section 705(a)(2)(B) expenditures in accordance with Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specifically allocated in **Article 4** of the Agreement.

"**Member Liquidation Value Percentage**" means the amount of cash a Member would receive under **Section 4.2(c)** if all of the assets of the Company were sold for their Gross Asset Value in a hypothetical liquidation of the Company divided by the aggregate amount of cash all Members would receive under **Section 4.2(c)**.

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"**Member Minimum Gain**" will have the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain which the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property which is used for purposes of maintaining Capital Accounts. In any taxable year in which a Revaluation occurs, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (i) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain, and (ii) adding back any decrease in Member Minimum gain arising solely from the Revaluation.

"**Member Nonrecourse Debt**" will have the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" will have the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Nonrecourse Deduction**" will have the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(b)(1). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(d)) during such year reduced (but not below zero) by the aggregate distributions made during the year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Nonrecourse Liability**" means a Company liability with respect to which no Member bears the economic risk of loss as determined under Treasury Regulation § 1.752-1(a)(2).

"**Revaluation**" means the occurrence of an event described in **clause (v), (w), (x), (y)** or **(z)** of **Section 2** of this *Tax Exhibit* below in which the book basis of Property is adjusted to its Fair Value.

2. **Capital Accounts**. Each Member's Capital Account will be (a) increased by (i) the amount of money contributed by such Member, (ii) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), (iii) allocations to such Member, in accordance with **Article 4** of the Agreement, of Company income and gain (or items thereof), and (iv) to the extent not already netted out under **clause (b)(ii)** below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (b) decreased by (i) the amount of money distributed to such

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Member, (ii) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), (iii) allocations to such Member, in accordance with **Article 4** of the Agreement, of Company loss and deduction (or items thereof), and (iv) to the extent not already netted out under **clause (a)(ii)** above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the assignee will succeed to the Capital Account of the assignor to the extent it relates to the transferred interest, except as otherwise provided in the written transfer agreement between the assignor and assignee.

In the event of (v) the grant of a more than de minimis Interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a member, (w) an additional capital contribution by an existing or an additional Member of more than a de minimis amount or a distribution of property which results in a shift in Percentage Interests, (x) the distribution by the Company to a Member of more than a de minimis amount of property (other than cash), (y) a distribution of Property in exchange for an Interest, or (z) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Company Property will be adjusted to Fair Value and the Capital Accounts of all the Members will be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain and loss equal to the amount of such aggregate net adjustment.

If Property is subject to Code Section 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts will be adjusted in accordance with Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

The foregoing provisions of this **Section 2** of the *Tax Exhibit* and the other provisions of the Agreement relating to the maintenance of capital accounts are intended to comply with Treasury Regulation § 1.704-1(b) and Treasury Regulation § 1.704-2, and will be interpreted and applied in a manner consistent with such Treasury Regulations. To the extent necessary to comply with Treasury Regulation § 1.704-1(b)(2)(ii)(d), a Member's Capital Account will be reduced for the adjustments and allocations set forth in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6). In the event a Majority in Interest determines that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, such Majority in Interest may cause such modification to be made without the consent of all the Members, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. In addition, a Majority in Interest may amend this Agreement in order to comply with such Treasury Regulations as provided in **Section 3(j)** of this *Tax Exhibit*.

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3.   **Special Rules Regarding Allocation of Tax Items**.   Notwithstanding the provisions of **Article 4** of the Agreement, the following special rules will apply in allocating the net income or net loss of the Company:

(a)   Section 704(c) and Revaluation Allocations.   In accordance with Code Section 704(c) and the Treasury Regulations thereunder, and notwithstanding any subsequent repeal or modification thereof, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution.   In the event of the occurrence of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. Allocations in accordance with this **Section 3(a)** of the *Tax Exhibit* are solely for income tax purposes and will not affect, or in any way be taken into account in computing, any Member's Capital Account, distributions or share of income or loss, in accordance with any provision of this Agreement.

(b)   Minimum Gain Chargeback.   Notwithstanding any other provision of **Article 4** of the Agreement, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "Minimum Gain Chargeback Requirement"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Liability, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Liability and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement.

A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the nonrecourse deductions allocated to that Member up to that time and the distributions made to that Member up to that time of proceeds of a Nonrecourse Liability allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus his aggregate share of decreases resulting from revaluations of Company Property subject to Nonrecourse Liabilities. In addition, a Member's share of Company Minimum Gain

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will be adjusted for the conversion of recourse and Member Nonrecourse Liabilities into Nonrecourse Liabilities in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest will be taken into account.

(c) <u>Member Minimum Gain Chargeback</u>. Notwithstanding any other provision of **Article 4** of the Agreement, if there is a net decrease in Member Minimum Gain during a Company taxable year, any Member with a share of that Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5)) as of the beginning of the year will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to the Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a nonrecourse debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d) <u>Qualified Income Offset</u>. In the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), which causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this **Section 3(d)** of the *Tax Exhibit* will be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under **Article 4** of the Agreement have been made.

(e) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any taxable year or other period will be allocated to the Members in proportion to their Percentage Interests.

(f) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deduction will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) <u>Curative Allocations</u>. Any special allocations of items of income, gain, deduction or loss in accordance with **Sections 3(b)**, **(c)**, **(d)**, **(e)**, **(f)** and **(h)** of this *Tax Exhibit* will be taken into account in computing subsequent allocations of income and gain in accordance with **Article 4** of the Agreement, so that the net amount of any items so allocated and all other items allocated to each Member in accordance with **Article 4** of the Agreement will, to the extent possible, be equal to the net amount that would have been allocated to each such Member in accordance with the provisions of **Article 4** of the Agreement if such adjustments, allocations or distributions had not occurred.

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(h)   Loss Allocation Limitation. Notwithstanding the other provisions of **Article 4** of the Agreement, unless otherwise agreed to by all of the Members, no Member will be allocated Loss in any taxable year which would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i)   Share of Nonrecourse Liabilities. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to its respective Percentage Interest.

(j)   Share of Nonrecourse Liabilities Subject to Member's Liquidation Value Percentage. For non-recourse liabilities incurred or assumed after the effective date of Proposed Treasury Regulation § 1.752-3(a) promulgated on January 29, 2014, a Member's proportional share of "excess nonrecourse liabilities" of the Company shall be determined in accordance with the Member's Liquidation Value Percentage.   If a Member's Liquidation Value Percentage cannot be determined with reasonable effort or accuracy on any relevant date, the Company intends to allocate the "excess nonrecourse liabilities" of the Company based on the Member's Percentage Interest. Upon liquidation of the Company or a withdrawal of a Member, the Company will reallocate the "excess nonrecourse liabilities "of the Company among the Members, including the withdrawing Member, to reflect the Members Liquidation Value Percentage based on the amount of cash or Gross Asset Value of property distributed to the Member or Members.

(k)   Compliance with Treasury Regulations. The foregoing provisions of this **Section 3** of the *Tax Exhibit* are intended to comply with Treasury Regulation §§ 1.704-1, 1.704-2 and 1.752-1 through 1.752-5, and will be interpreted and applied in a manner consistent with such Treasury Regulations. In the event it is determined by a Majority in Interest that it is prudent or advisable to so amend this Agreement in order to comply with such Treasury Regulations, such Majority in Interest is empowered to amend or modify this Agreement without the consent of all the Members, notwithstanding any other provision of the Agreement.

(l)   General Allocation Provisions. Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such net income or net loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

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